Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of LAVA Therapeutics N.V. (the "Company") to be held on June 15, 2022 at 7:30 am Central European Summer Time at Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2021 (discussion item)

3.Adoption of the annual accounts over the financial year 2021 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2022 for purposes of Dutch law (voting item)

6.Release from liability for the Company's directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)
7.Appointment of James Nobel as non-executive director of the Company (voting item)
8.Appointment of Jay Backstrom as non-executive director of the Company (voting item)

9.Extension of authorization of the Company's board of directors to acquire shares (or depository receipts for such shares) in the Company's capital (voting item)

10.Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is May 18, 2022 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may attend and, if relevant, vote at the AGM and exercise their voting rights on the voting items as included in the above-mentioned agenda prior to the AGM.

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing or by e-mail of their identity and intention to attend the AGM by sending notice to that effect to the Company by e-mail (addressed to a.garabedian@lavatherapeutics.com) or by post (addressed to LAVA Therapeutics N.V., c/o General Counsel & Company Secretary, Yalelaan 60, 3584 CM Utrecht, the Netherlands). This notice must be received by the Company no later than 9:00 am (CEST) on June 8, 2022 (the "Cut-off Time"). Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders who wish to attend the AGM should present a copy of their proxy upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form for this purpose can be downloaded from the Company's website (https://lavatherapeutics.com).

It is important that your shares be represented regardless of the number of shares you may hold. We urge you to vote your shares or, if you do not plan to attend the AGM, to submit your proxy.

EXPLANATORY NOTES TO THE AGENDA

1.Opening

2.Discussion of the Dutch statutory annual report over the financial year 2021 (discussion item)

The Company's annual report over the financial year 2021 has been made available on the Company's website (www. lavatherapeutics.com) and at the Company's office address.

3.Adoption of the Dutch statutory annual accounts over the financial year 2021 (voting item)

The Company's annual accounts over the financial year 2021 have been made available on the Company's website (www.lavatherapeutics.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.Explanation of the dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its ordinary shares, and the Company does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. The Company's current dividend and reservation policy is to retain all available funds and any future earnings to fund the development and expansion of the Company's business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by its articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's board of directors and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the board of directors deems relevant.

5.Appointment of the external auditor for the financial year 2022 for purposes of Dutch law (voting item)

PricewaterhouseCoopers Accounts N.V. has audited the Company's statutory annual accounts for the financial year ended 31 December 2021. Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. Pursuant to a recommendation by the Company's Audit Committee, it is now proposed to appoint PricewaterhouseCoopers Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2022.

6.Release from liability for the Company's directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2021 or in other public disclosures.

7.Appointment of James Nobel as non-executive director of the Company (voting item)

The Company's board of directors has made a binding nomination to appoint James Nobel as non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025.

Mr. Noble has over thirty years’ experience in the biotech sector. His most recent executive role was as CEO of Adaptimmune Therapeutics plc, a NASDAQ listed company. Mr. Noble held that position from 2008, when he Co-founded the company, until he retired in 2019. He remains on the board as a non-executive director. Mr. Noble was also CEO from 2008 to 2014 of Immunocore, which he co-founded.

He has held numerous non-executive positions. He previously served as a deputy Chairman of GW Pharmaceuticals (until its acquisition by Jazz Pharmaceuticals) and as director of Curagen Corporation, Powderject Pharmaceuticals, Oxford Glycosciences, MediGene AG and Advanced Medical Solutions plc. Mr. Noble is Chairman of Orexo AB and also serves as chairman of Sutura Therapeutics and Celleron Therapeutics.

Mr. Noble qualified as a Chartered Accountant with Price Waterhouse and spent 7 years at the investment bank Kleinwort Benson, where he became a director in 1990.  He then joined British Biotech plc as CFO from 1990 to 1997. Mr. Noble holds an MA degree from the University of Oxford.    We believe that Mr. Nobel is qualified to serve on our board of directors due to his extensive experience as a senior executive of multiple biotechnology companies and his experience serving on boards of several publicly traded life science companies.

8.Appointment of Jay Backstrom as non-executive director of the Company (voting item)

The Company's board of directors has made a binding nomination to appoint Jay Backstrom as non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025.

Jay T. Backstrom, MD, MPH has served as Executive Vice President, Research and Development, at Acceleron Pharma from December 2019 up through the completion of the Merck acquisition in December 2021.

He previously served as the Chief Medical Officer for the Celgene Corporation from April 2016 through December 2019. Dr. Backstrom joined Celgene in March 2008 as vice president of clinical research and development for the MDS and AML therapeutic area. He subsequently served as senior vice president of clinical research and development for hematology and oncology and the head of global regulatory affairs before being appointed the Chief Medical Officer, a position he held up through the completion of the Bristol Myers Squibb-Celgene merger in December 2019. After earning his medical degree at the Lewis Katz School of Medicine at Temple University in Philadelphia, he completed his medical training including serving as Chief Medical Resident in the Department of Medicine at Temple University Hospital. Dr. Backstrom has served as a non-executive director of Autolus Therapeutics since August 2020 (including chair of the R&D committee since August 2021), Be Biopharma since December 2021 and Disc Medicine since January 2022.

Dr. Backstrom received a master's degree in public health from Saint Louis University. We believe that Dr. Backstrom is qualified to serve on our board of directors because of his extensive experience as a pharmaceutical company executive and in the clinical development and regulation of pharmaceuticals.

9.Extension of authorization of the Company's board of directors to acquire shares (or depository receipts for such shares) in the Company's capital (voting item)]

The Company's board of directors has been authorized, for a period of 18 months following the conversion of the Company into a public company (naamloze vennootschap) in connection with the initial public offering of its ordinary shares, to resolve for the Company to acquire fully paid-up ordinary shares in its own capital (and/or depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Global Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as of the close of business on the first date of book-entry delivery of the Company's ordinary shares in settlement of the Company's initial public offering). It is proposed that this authorization be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM, for up to 10% of the Company's issued share capital (determined as of the close of business on the date of this AGM). If the resolution proposed under this agenda item is passed, the proposed authorization shall replace the currently existing authorization.

10.Closing